EXHIBIT 99.3

Dear Valued Customer:

I want to share some exciting news with you about a big stride NCR took today that will enhance our solutions offering and enable expanded coverage so we can meet your needs faster. For more than 127 years, we have prided ourselves on delivering innovative solutions and exceptional service to a broad range of retailers and selective hospitality segments, and today we announced the most significant growth initiative NCR has undertaken in nearly 20 years. Attached is a press release that details our agreement to acquire all outstanding shares of Radiant Systems, the #1 provider of innovative technology and services to the hospitality industry and a market leader in multi-channel point-of-sale and managed hosted service solutions.

This transaction brings together two leading technology companies and demonstrates NCR’s commitment to the Hospitality and Specialty Retail industries worldwide. In fact, with the addition of Radiant Systems, NCR will create a third core industry vertical and establish category leadership in the hospitality and specialty retail markets, complementing our industry-leading Financial and Retail businesses. We are also strengthening NCR’s commitment to the small and medium size retailer, while extending our ability to serve restaurants in new ways. Because of Radiant Systems’ strong software and Software as a Service (SaaS) capabilities, we will be able to significantly enhance our own solutions-aligning to our vision of providing hardware-enabled, software-driven business solutions and service for our retail and hospitality customers.

We are excited about bringing these two talented teams and software and technology assets together – this will enable us to continue to improve the consumer experience in new ways, including leveraging new assets to support our Converged Retailing, or c-tailing™ solutions, while opening up new opportunities for our customers. We are confident that our combined pool of industry experts and superior solutions portfolio will enhance our ability to make you more successful in your markets.

At this time, the deal is pending regulatory approval, and we will continue to operate as two independent companies until the deal closes. The NCR account team that supports you today will continue to be there for you, and we will keep you informed throughout this transition. Both companies anticipate a seamless transition for customers, and during this time, we remain committed to doing what we do best – providing you, our valued customer, with innovative products and best-in-class service every day, around the world.

If you have any questions about what this means for you and your company, please feel free to contact your account manager or myself directly at peter.leav@ncr.com.

Sincerely,

Peter Leav

Senior Vice President

Global Sales

NCR

Attach press release

The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, NCR Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Radiant Systems, Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/ recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Radiant Systems, Inc. shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.